Exhibit 17.1

Via Electronic Mail
May 3rd, 2011

Board of Directors
China Integrated Energy, Inc.
Dongxin Century Square, 7th Floor
Hi-Tech Development District
Xi’an, Shaanxi Province, People’s Republic of China

Re:           Resignation from the Board of Directors

Dear Sirs:

I, Wenbing Christopher Wang, hereby tender my resignation as a member of the Board of Directors of China Integrated Energy, Inc. (“CBEH”), effective immediately.

Recent events, including but not limited to the inconsistencies between representations made by CBEH’s management to the Board of Directors, have eroded my confidence and led me to conclude that I cannot continue to serve as director of CBEH.

Very truly yours, /s/ Wenbing Christopher Wang Wenbing Christopher Wang